Exhibit 99.1

Avolon announces date of Extraordinary General Meeting

NYSE: AVOL

Dublin | September 21, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, announces that an Extraordinary General Meeting (“EGM”) will be held on Wednesday, October 21, 2015 at 8:30 a.m. Dublin time at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland. The Board of Directors has established September 25, 2015 as the record date for determining which shareholders are entitled to vote at the EGM. Shareholders of record at the close of business on September 25, 2015 will be entitled to vote at the EGM on the approval of the transactions contemplated by the Merger Agreement (the “Merger Agreement”), dated as of September 3, 2015, by and among Bohai Leasing Co., Ltd, Mariner Acquisition Ltd., an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd. and Avolon.

The formal Notice of Meeting, together with the relevant voting materials, will be dispatched to shareholders on or about September 29, 2015. These materials will also be available to shareholders on the Investors section of the Avolon website at http://investors.avolon.aero.

Note on Important Information

This press release is for informational purposes only and nothing contained herein constitutes a solicitation of materials of any vote or approval in respect of the transactions contemplated by the Merger Agreement (the “Transactions”) involving Avolon or otherwise contemplated therein.

In connection with the Transactions, Avolon intends to circulate to its shareholders a notice of meeting and form of proxy and related materials, which will be furnished to the SEC under cover of Form 6-K. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVOLON AND THE TRANSACTIONS. The notice of meeting and certain other relevant materials (when they become available) and any other documents furnished by Avolon to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents furnished to the SEC by contacting the Company’s Investor Relations at ir@avolon.aero or by accessing Avolon’s investor relations website at http://investors.avolon.aero/. Investors are urged to read the notice of meeting and the other relevant materials when they become available before making any voting or investment decision with respect to the Transactions.

ENDS

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon has an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries as of June 30, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

www.avolon.aero

For further information:

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	ir@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.aero